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                           December 2, 2022

       Ming Hung Lai
       Chairman
       Millennium Group International Holdings Ltd
       Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
       Kowloon, Hong Kong 999077

                                                        Re: Millennium Group
International Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 18,
2022
                                                            File No. 333-268063

       Dear Ming Hung Lai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form F-1 Filed on November 18, 2022

       Exhibit Index
       Exhibit 23.1, page II-5

   1.                                                   Please make
arrangements with your auditor and amend your filing to provide a currently dated auditors'
consent.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Ming Hung Lai
Millennium Group International Holdings Ltd
December 2, 2022
Page 2

statement.

       You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMing Hung Lai                      Sincerely,
Comapany NameMillennium Group International Holdings Ltd
                                                     Division of Corporation
Finance
December 2, 2022 Page 2                              Office of Manufacturing
FirstName LastName